UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR ANY MATERIALS THEMSELVES INCORPORATED BY REFERENCE INTO INFORMATION FURNISHED IN THIS REPORT ON FORM 6-K AND THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2025).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: August 2, 2024

August 2, 2024

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the three months ended June 30, 2024 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Toru Nakashima

Investors meeting presentation for financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2024)

 (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Three months ended June 30, 2024			¥ 2,522,567	11.0%	¥520,888	49.2%	¥371,355	49.7%
Three months ended June 30, 2023			2,273,292	70.7	349,137	(0.2)	248,016	(1.8)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2024: ¥ 528,541 million [(39.1)%]
		(b) for the three months ended June 30, 2023: ¥ 868,208 million [121.7%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2024			¥ 283.09		¥ 283.02
Three months ended June 30, 2023			185.69		185.64

(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of June 30, 2024			¥ 301,990,164		¥ 15,090,216		5.0%
As of March 31, 2024			295,236,701		14,799,967		5.0
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2024: ¥14,952,532 million (b) as of March 31, 2024: ¥ 14,660,110 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2024	¥ —	¥ 135.00	¥ —	¥ 135.00	¥ 270.00
Fiscal year ending March 31, 2025 Before considering the stock split	—
(After considering the stock split)	—
Fiscal year ending March 31, 2025 Forecast/Before considering the stock split		165.00	—	165.00	330.00
(Forecast/After considering the stock split)		165.00	—	55.00	—

Notes:	1.	Dividend forecast remains unchanged.
	2.	At the Board of Directors held on May 15, 2024, the Company resolved to conduct a three for one split of the Company’s common stock on the record date of September 30, 2024.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2025)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2025	¥ 1,060,000	10.1%	¥ 270.98

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.

Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2024. The number of issued common stocks (excluding treasury stocks) is taking into account the impacts of the stock split and the repurchase of its own shares resolved by the Company at the Board of Directors held on May 15, 2024.

[Notes]

(1) There were changes in material consolidated subsidiaries during the period. Newly consolidated: 1 company (JRI Holdings, Ltd.) Excluded: 1 company (SMBC Finance Service Co., Ltd.)

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 5 “3. Notes to quarterly consolidated financial statements.”

(4) Number of shares issued (common stocks)

	As of June 30, 2024	As of March 31, 2024
(a) Number of shares issued (including treasury stocks)	1,317,397,084 shares	1,337,529,084 shares
(b) Number of treasury stocks	9,030,062 shares	23,587,866 shares

	Three months ended June 30, 2024	Three months ended June 30, 2023
(c) Average number of shares issued during the period	1,311,778,317 shares	1,335,616,415 shares

Note: The Company has introduced a “Stock grant trust for employees”, and the shares of the Company held by the Trusts are included in the number of treasury stocks to be deducted when calculating the number of treasury stocks at the end of the fiscal year and the average number of shares issued during the period.

[Note on quarterly review process]

The external auditor’s review of the quarterly consolidated financial statements : No

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the three months ended June 30, 2024 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Consolidated operating results for the three months ended June 30, 2024 (fiscal 2024)

The subject matter is described in the “Overview of 1Q FY3/2025” disclosed on August 2, 2024 (Friday), which is available on our website at https://www.smfg.co.jp/english/investor/financial/latest_statement.html.

The information is posted under FY 2024 ended March 31, 2025, the Financial Results section, First Quarter, Overview of performance, on the above website.

Sumitomo Mitsui Financial Group, Inc.

II. Quarterly consolidated financial statements and main notes

1. Quarterly consolidated balance sheets

	Millions of yen
	March 31, 2024	June 30, 2024

Assets:
Cash and due from banks	¥78,143,100	¥77,106,286
Call loans and bills bought	5,333,883	4,596,338
Receivables under resale agreements	8,525,688	10,873,452
Receivables under securities borrowing transactions	6,799,541	5,681,685
Monetary claims bought	6,103,091	5,890,453
Trading assets	11,540,063	11,028,805
Money held in trust	23,751	31,971
Securities	37,142,808	41,268,878
Loans and bills discounted	107,013,907	109,561,984
Foreign exchanges	2,068,885	2,400,939
Lease receivables and investment assets	207,645	246,865
Other assets	15,313,546	16,044,860
Tangible fixed assets	1,006,883	1,009,106
Intangible fixed assets	976,706	1,003,747
Net defined benefit asset	913,791	926,445
Deferred tax assets	71,427	68,914
Customers’ liabilities for acceptances and guarantees	14,869,558	15,064,257
Reserve for possible loan losses	(817,578)	(814,831)

Total assets	¥295,236,701	¥301,990,164

Liabilities:
Deposits	¥164,839,357	¥165,566,466
Negotiable certificates of deposit	14,672,275	14,916,669
Call money and bills sold	3,138,049	3,932,186
Payables under repurchase agreements	19,625,877	21,983,119
Payables under securities lending transactions	1,736,935	1,669,793
Commercial paper	2,429,179	2,282,855
Trading liabilities	9,689,434	10,643,547
Borrowed money	14,705,266	14,146,928
Foreign exchanges	2,872,560	2,959,049
Short-term bonds	863,000	907,000
Bonds	13,120,274	13,465,394
Due to trust account	1,246,198	1,362,761
Other liabilities	15,573,044	17,120,977
Reserve for employee bonuses	115,488	51,645
Reserve for executive bonuses	4,411	—
Net defined benefit liability	37,263	36,775
Reserve for executive retirement benefits	1,179	873
Reserve for point service program	35,622	28,046
Reserve for reimbursement of deposits	9,228	7,841
Reserve for losses on interest repayment	121,947	116,361
Reserves under the special laws	4,631	4,952
Deferred tax liabilities	698,632	605,302
Deferred tax liabilities for land revaluation	27,316	27,143
Acceptances and guarantees	14,869,558	15,064,257

Total liabilities	280,436,734	286,899,947

Net assets:
Capital stock	2,344,038	2,344,038
Capital surplus	610,143	609,911
Retained earnings	7,843,470	7,954,090
Treasury stock	(167,671)	(80,990)

Total stockholders’ equity	10,629,980	10,827,049

Net unrealized gains (losses) on other securities	2,406,883	2,161,537
Net deferred gains (losses) on hedges	(65,073)	(86,119)
Land revaluation excess	34,936	34,377
Foreign currency translation adjustments	1,362,647	1,732,282
Accumulated remeasurements of defined benefit plans	290,735	283,403

Total accumulated other comprehensive income	4,030,129	4,125,482

Stock acquisition rights	931	856
Non-controlling interests	138,925	136,827

Total net assets	14,799,967	15,090,216

Total liabilities and net assets	¥295,236,701	¥301,990,164

Sumitomo Mitsui Financial Group, Inc.

2. Quarterly consolidated statements of income and quarterly consolidated statements of comprehensive income

  (Quarterly consolidated statements of income)

	Millions of yen

Three months ended June 30	2023	2024

Ordinary income	¥2,273,292	¥2,522,567
Interest income	1,411,067	1,750,588
Interest on loans and discounts	869,210	1,016,474
Interest and dividends on securities	128,484	219,802
Trust fees	1,845	2,157
Fees and commissions	390,147	445,825
Trading income	122,789	32,828
Other operating income	265,156	154,493
Other income	82,286	136,674
Ordinary expenses	1,924,154	2,001,679
Interest expenses	990,570	1,226,374
Interest on deposits	383,413	435,061
Fees and commissions payments	60,279	70,477
Trading losses	195,454	9,703
Other operating expenses	69,312	49,495
General and administrative expenses	535,092	592,407
Other expenses	73,445	53,220

Ordinary profit	349,137	520,888

Extraordinary gains	11	322
Extraordinary losses	1,137	3,031

Income before income taxes	348,012	518,178

Income taxes	97,289	144,796

Profit	250,722	373,382

Profit attributable to non-controlling interests	2,705	2,026

Profit attributable to owners of parent	¥248,016	¥371,355

(Quarterly consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2023	2024

Profit	¥250,722	¥373,382
Other comprehensive income (losses)	617,485	155,159
Net unrealized gains (losses) on other securities	267,072	(189,612)
Net deferred gains (losses) on hedges	38,081	(22,038)
Foreign currency translation adjustments	302,972	323,673
Remeasurements of defined benefit plans	(4,818)	(7,154)
Share of other comprehensive income of affiliates	14,178	50,290

Total comprehensive income	868,208	528,541

Comprehensive income attributable to owners of parent	862,580	526,598
Comprehensive income attributable to non-controlling interests	5,627	1,943

Sumitomo Mitsui Financial Group, Inc.

3. Notes to quarterly consolidated financial statements

(Changes in accounting policies)

Application of Accounting Standard for Current Income Taxes, etc.

The Company applied the “Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022), the “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No.25, October 28, 2022) and the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No.28, October 28, 2022) from the beginning of the three months ended June 30, 2024.

As for the revision of accounting classification of current income taxes (imposed on Other comprehensive income) in accordance with the transitional treatment stipulated in the proviso of Paragraph 20-3 of the Accounting Standard for Current Income Taxes and Paragraph 65-2, Item 2 of the Implementation Guidance on Tax Effect Accounting, the cumulative effects by the retroactive application of the new accounting policies prior to the beginning of the three months ended June 30, 2024, were adjusted to “Retained earnings” at the beginning of the three months ended June 30, 2024. Furthermore, the corresponding amounts were appropriately allocated among “Capital surplus”, “Valuation and translation adjustments” and “Total accumulated other comprehensive income,” and new accounting standards were applied from the beginning balance of the three months ended June 30, 2024. As a result, “Retained earnings” increased by ¥59,330 million and “Net unrealized gains on other securities” decreased by ¥59,330 million at the beginning of the three months ended June 30, 2024.

As for the revision to review the treatment of gains or losses on sales arising from the sale of subsidiaries’ stocks and others between consolidated companies in the consolidated financial statements, in cases where the gains or losses on sales is deferred for tax purposes, the Company applied the Implementation Guidance on Tax Effect Accounting from the beginning of the three months ended June 30, 2024. There were no significant effects on the consolidated financial statements due to the application of the Implementation Guidance.

(Application of special accounting methods used for preparing quarterly consolidated financial statements)

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2025 including the period for the three months ended June 30, 2024. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

(Notes to segment and other related information)

1. Information on profit and loss amount by reportable segment

	Millions of yen
Three months ended June 30, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥172,900	¥304,600	¥331,300	¥149,400	¥(82,811)	¥875,389
General and administrative expenses	(76,300)	(261,600)	(187,600)	(38,800)	29,208	(535,092)
Others	25,100	800	12,800	7,400	(29,230)	16,870

Consolidated net business profit	¥121,700	¥43,800	¥156,500	¥118,000	¥(82,833)	¥357,167

Notes:	1. Figures shown in the parentheses represent the loss.
2. “Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Three months ended June 30, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥204,100	¥339,000	¥353,200	¥168,600	¥(35,059)	¥1,029,841
General and administrative expenses	(82,400)	(281,100)	(234,500)	(49,900)	55,493	(592,407)
Others	29,700	400	25,600	7,800	(32,105)	31,395

Consolidated net business profit	¥151,400	¥58,300	¥144,300	¥126,500	¥(11,671)	¥468,829

Notes:	1. Figures shown in the parentheses represent the loss.
2. “Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3. “Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2023	Millions of yen
Consolidated net business profit	¥357,167
Other ordinary income (excluding equity in gains of affiliates)	65,415
Other ordinary expenses	(73,445)

Ordinary profit on quarterly consolidated statements of income	¥349,137

Note:  Figures shown in the parentheses represent the loss.

Three months ended June 30, 2024	Millions of yen
Consolidated net business profit	¥468,829
Other ordinary income (excluding equity in gains of affiliates)	105,279
Other ordinary expenses	(53,220)

Ordinary profit on quarterly consolidated statements of income	¥520,888

Note:  Figures shown in the parentheses represent the loss.

(Material changes in stockholders’ equity)

Not applicable.

(Note on going concern)

Not applicable.

Sumitomo Mitsui Financial Group, Inc.

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the three months ended June 30, 2024. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2023 and 2024 were as follows:

	Millions of yen
Three months ended June 30	2023	2024
Depreciation	¥62,062	¥62,528
Amortization of goodwill	8,262	7,215

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2024

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of June 30, 2024 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2024 (A)	Change (A) - (B)	Three months ended June 30, 2023 (B)
Consolidated gross profit	1	1,029,841	154,452	875,389
Net interest income	2	524,213	103,716	420,497
Trust fees	3	2,157	312	1,845
Net fees and commissions	4	375,348	45,481	329,867
Net trading income	5	23,124	95,788	(72,664)
Net other operating income	6	104,998	(90,846)	195,844
General and administrative expenses	7	(592,407)	(57,315)	(535,092)
Equity in gains (losses) of affiliates	8	31,395	14,525	16,870

Consolidated net business profit	9	468,829	111,662	357,167

Total credit cost	10	(29,202)	14,747	(43,949)
Credit costs	11	(35,631)	18,039	(53,670)
Write-off of loans	12	(28,930)	17,611	(46,541)
Provision for reserve for possible loan losses	13	—	—	—
Others	14	(6,700)	428	(7,128)
Gains on reversal of reserve for possible loan losses	15	2,061	(3,663)	5,724
Recoveries of written-off claims	16	4,367	371	3,996
Gains (losses) on stocks	17	82,333	41,086	41,247
Other income (expenses)	18	(1,071)	4,257	(5,328)

Ordinary profit	19	520,888	171,751	349,137

Extraordinary gains (losses)	20	(2,709)	(1,584)	(1,125)
Gains (losses) on disposal of fixed assets	21	(2,305)	(2,074)	(231)
Losses on impairment of fixed assets	22	(82)	549	(631)
Income before income taxes	23	518,178	170,166	348,012
Income taxes	24	(144,796)	(47,507)	(97,289)
Profit	25	373,382	122,660	250,722
Profit attributable to non-controlling interests	26	(2,026)	679	(2,705)

Profit attributable to owners of parent	27	371,355	123,339	248,016

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

       + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		June 30, 2024		March 31, 2024
			Change
Consolidated subsidiaries	28	175	—	175
Equity method affiliates	29	315	(2)	317

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2024 (A)	Change (A) - (B)	Three months ended June 30, 2023 (B)
Gross banking profit	1	519,479	96,218	423,261
Net interest income	2	318,379	78,257	240,122
Trust fees	3	779	(5)	784
Net fees and commissions	4	127,455	16,858	110,597
Net trading income	5	(37,466)	96,226	(133,692)
Net other operating income	6	110,331	(95,118)	205,449

Gains (losses) on bonds	7	10,017	11,244	(1,227)
Expenses (excluding non-recurring losses)	8	(267,328)	(24,756)	(242,572)
Personnel expenses	9	(113,182)	(10,253)	(102,929)
Non-personnel expenses	10	(136,075)	(12,970)	(123,105)
Taxes	11	(18,070)	(1,533)	(16,537)

Banking profit (before provision for general reserve for possible loan losses)	12	252,151	71,463	180,688

Gains (losses) on bonds	13	10,017	11,244	(1,227)
Core banking profit (12-13)	14	242,133	60,217	181,916
excluding gains (losses) on cancellation of investment trusts	15	220,364	39,391	180,973

Provision for general reserve for possible loan losses	16	—	—	—
Banking profit	17	252,151	71,463	180,688
Non-recurring gains (losses)	18	120,029	76,600	43,429
Credit costs	19	(738)	12,376	(13,114)
Gains on reversal of reserve for possible loan losses	20	29,854	12,645	17,209
Recoveries of written-off claims	21	—	(0)	0
Gains (losses) on stocks	22	82,083	44,618	37,465
Gains on sales of stocks	23	89,182	41,866	47,316
Losses on sales of stocks	24	(61)	1,061	(1,122)
Losses on devaluation of stocks	25	(7,037)	1,690	(8,727)
Other non-recurring gains (losses)	26	8,829	6,961	1,868

Ordinary profit	27	372,180	148,062	224,118

Extraordinary gains (losses)	28	(2,218)	(1,510)	(708)
Gains (losses) on disposal of fixed assets	29	(2,170)	(2,029)	(141)
Losses on impairment of fixed assets	30	(48)	518	(566)
Income before income taxes	31	369,962	146,552	223,410
Income taxes	32	(108,462)	(48,726)	(59,736)

Net income	33	261,499	97,826	163,673

Total credit cost (16+19+20+21)	34	29,115	25,020	4,095
Provision for general reserve for possible loan losses	35	29,114	13,555	15,559
Write-off of loans	36	(537)	11,994	(12,531)
Provision for specific reserve for possible loan losses	37	667	(1,144)	1,811
Losses on sales of delinquent loans	38	(200)	382	(582)
Provision for loan loss reserve for specific overseas countries	39	72	233	(161)
Recoveries of written-off claims	40	—	(0)	0

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated			(%)
	Three months ended June 30, 2024 (A)		Three months ended June 30, 2023 (B)
		Change (A) - (B)
Interest earned on loans and bills discounted (a)	0.92	0.10	0.82
Interest paid on deposits, etc. (b)	0.01	0.01	0.00
Interest spread (a) - (b)	0.91	0.09	0.82

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.94	0.10	0.84
Interest spread (c) - (b)	0.93	0.09	0.84

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		June 30, 2024		March 31, 2024
			Change from March 31, 2024
Bankrupt and quasi-bankrupt loans	1	93.9	(66.3)	160.2
Doubtful loans	2	522.3	(40.3)	562.6
Substandard loans	3	299.9	(0.4)	300.3
Past due loans (3 months or more)	4	47.8	(10.5)	58.4
Restructured loans	5	252.1	10.1	242.0
Total (A)	6	916.2	(106.9)	1,023.1

Normal assets	7	128,389.6	3,357.9	125,031.6
Grand total (B)	8	129,305.8	3,251.0	126,054.8
				(%)
NPL ratio (A/B)	9	0.71	(0.10)	0.81

Amount of direct reduction		265.3	14.5	250.8
SMBC non-consolidated				(Billions of yen)
		June 30, 2024		March 31, 2024
			Change from March 31, 2024
Bankrupt and quasi-bankrupt loans	10	67.8	(63.4)	131.2
Doubtful loans	11	347.5	(30.4)	377.9
Substandard loans	12	118.4	(2.5)	120.9
Past due loans (3 months or more)	13	24.1	2.5	21.7
Restructured loans	14	94.3	(5.0)	99.3
Total (A)	15	533.7	(96.3)	630.0

Normal assets	16	122,386.6	2,691.7	119,694.9
Grand total (B)	17	122,920.3	2,595.4	120,324.9
				(%)
NPL ratio (A/B)	18	0.43	(0.09)	0.52

Amount of direct reduction		221.5	12.6	208.9

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		June 30, 2024					March 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2024	Gains	Losses
Held-to-maturity securities	1	259.4	(2.9)	(1.5)	—	2.9	234.1	(1.4)
Other securities	2	40,201.3	3,117.8	(275.3)	4,138.6	1,020.8	36,132.8	3,393.1
Stocks	3	3,941.1	2,668.3	(168.7)	2,673.9	5.6	4,119.8	2,837.0
Bonds	4	11,730.1	(138.9)	(38.8)	8.0	146.9	10,760.4	(100.1)
Japanese government bonds	5	8,609.7	(70.8)	(15.9)	0.7	71.5	7,547.4	(54.8)
Others	6	24,530.0	588.4	(67.8)	1,456.7	868.3	21,252.7	656.2
Foreign bonds	7	19,987.2	(795.7)	(105.1)	47.1	842.8	16,836.2	(690.6)
Other money held in trust	8	0.5	—	—	—	—	0.3	—
Total	9	40,461.2	3,114.9	(276.8)	4,138.6	1,023.7	36,367.2	3,391.7
Stocks	10	3,941.1	2,668.3	(168.7)	2,673.9	5.6	4,119.8	2,837.0
Bonds	11	11,989.5	(141.9)	(40.3)	8.0	149.9	10,994.5	(101.5)
Others	12	24,530.6	588.4	(67.8)	1,456.7	868.3	21,253.0	656.2

SMBC non-consolidated								(Billions of yen)
		June 30, 2024					March 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2024	Gains	Losses
Held-to-maturity securities	13	22.3	(0.7)	(0.2)	—	0.7	22.3	(0.5)
Stocks of subsidiaries and affiliates	14	4,957.3	(70.6)	11.1	10.2	80.9	4,945.2	(81.7)
Other securities	15	34,299.2	2,265.3	(262.5)	3,236.1	970.8	30,599.8	2,527.7
Stocks	16	3,527.8	2,493.8	(165.2)	2,499.2	5.4	3,709.3	2,659.0
Bonds	17	11,912.4	(136.2)	(38.0)	8.0	144.2	10,943.8	(98.2)
Japanese government bonds	18	8,609.7	(70.8)	(15.9)	0.7	71.5	7,547.4	(54.8)
Others	19	18,859.0	(92.3)	(59.3)	728.9	821.2	15,946.7	(33.0)
Foreign bonds	20	15,247.4	(761.3)	(99.1)	34.6	796.0	12,426.9	(662.2)
Total	21	39,278.8	2,193.9	(251.6)	3,246.3	1,052.4	35,567.3	2,445.6
Stocks	22	3,822.6	2,496.9	(164.7)	2,502.3	5.4	4,004.1	2,661.6
Bonds	23	11,934.7	(136.9)	(38.2)	8.0	144.9	10,966.1	(98.7)
Others	24	23,521.6	(166.1)	(48.7)	736.0	902.1	20,597.2	(117.4)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	The net unrealized gains (losses) are measured based on the market prices of the securities as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2024		March 31, 2024
		Change from March 31, 2024
Domestic deposits	127,959.3	291.2	127,668.1
Individual	60,868.1	1,060.5	59,807.6
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	103,191.3	2,066.6	101,124.7
Domestic offices (excluding offshore banking accounts)	64,250.0	(244.9)	64,494.9
Overseas offices and offshore banking accounts	38,941.3	2,311.5	36,629.8